# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dragonfly Energy Holdings Corp., CIK 0001847986
CUSIP: 26145B403
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 12915 Old Virginia Road, Reno, Nevada (NV), 89521
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002149761

## Reporting persons
- Eastward Fund Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,432,500; shared voting power 0; sole dispositive power 1,432,500; shared dispositive power 0; aggregate amount beneficially owned 1,432,500 (10.001% of the class)

## Item 1. Issuer
Name of issuer: Dragonfly Energy Holdings Corp.
Address of issuer's principal executive offices: 12915 Old Virginia Road Reno, Nevada 89521

## Item 2. Person Filing
Name of person filing: Eastward Fund Management, LLC
Address of principal business office or, if none, residence: 432 Cherry St., West Newton MA 02465
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,432,500
Percent of class: 10.0007
Sole power to vote or to direct the vote: 1,432,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,432,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Eastward Fund Management, LLC: /s/ Dennis Cameron, Dennis Cameron / Chief Executive Officer (08/12/2026)